Exhibit 99.2

ProQR Announces First Quarter 2026 Operating and Financial Results

●	AX-0810 target engagement data in healthy volunteers on track for Q2 2026; biliary atresia selected as initial Phase 2 indication
●	Pipeline expansion with advancement of AX-0811 (NTCP) and AX-0422 (IDUA) toward the clinic, supporting multiple upcoming clinical catalysts
●	Continued advancement of Axiomer platform, including AI-enabled discovery capabilities, partnership with Ginkgo Bioworks, and formation of AI Advisory Board
●	Ended Q1 2026 with € 81.1 million cash and cash equivalents, supporting runway into mid-2027

LEIDEN, Netherlands & CAMBRIDGE, Mass., May 12, 2026 – ProQR Therapeutics N.V. (Nasdaq: PRQR) (ProQR), a clinical-stage company dedicated to changing lives through transformative RNA therapies based on its proprietary Axiomer™ RNA editing technology platform, today reported its financial and operating results for the quarter ended March 31, 2026, and provided a business update.

“We are on track to deliver multiple clinical readouts within our current runway, including target engagement data for AX-0810 in the second quarter,” said Daniel A. de Boer, Founder and Chief Executive Officer of ProQR. “We have refined our initial development strategy for AX-0810 to prioritize biliary atresia, where we believe we can generate the most meaningful clinical data in this target patient population, while maintaining flexibility to explore additional indications, including PSC, as the program advances. We also continue to advance our platform more broadly to bring RNA editing therapies to patients.”

Recent Progress and Anticipated Upcoming Events

AX-0810 Advancing Toward Target Engagement Data

AX-0810, ProQR’s lead RNA editing program targeting NTCP, remains on track to report target engagement data from healthy volunteers in the second quarter of 2026.

The Company has selected biliary atresia (BA) as the initial indication for Phase 2 development, based on strong biological rationale and high unmet need. As part of this strategy, ProQR plans to conduct an investigator-initiated trial (IIT) in pediatric participants with BA in China instead of the previously planned adult participant PSC cohort in its Phase

1 program. While PSC remains of interest as a potential setting for broader development, the Company is prioritizing a BA-focused IIT to provide a more direct path to early, data generation in the target patient population, prior to initiation of a Phase 2 study. ProQR is working with investigators to initiate the IIT, with initial clinical data targeted for H1 2027.

Pipeline Expansion and Upcoming Catalysts

ProQR continues to expand its pipeline, with multiple programs advancing toward the clinic:

●	AX-0811, a next-generation NTCP program for cholestatic diseases generated using ProQR’s AI-enabled discovery engine, with a clinical trial application (CTA) filing expected in mid-2026 and initial clinical data anticipated by year-end 2026;
●	AX-0422, targeting IDUA for Hurler syndrome, with a CTA filing expected in early 2027 and initial clinical data targeted in the first half of 2027;
●	AX-2911, targeting PNPLA3 for MASH, anticipating a first-in-human (FIH) IIT in China in the first half of 2027.

Scientific Conference Presentations

ProQR is presenting multiple presentations at scientific conferences in May, including TIDES USA, the American Society of Gene & Cell Therapy (ASGCT) Annual Meeting, the RNA Society Annual Meeting, and the European Association for the Study of the Liver (EASL) Congress. Collectively, these presentations expand the body of evidence supporting the breadth and versatility of the Company’s Axiomer RNA editing platform including applications across multiple tissues and disease areas.

Advancing the Axiomer™ Platform

ProQR continues to enhance its Axiomer platform through the integration of AI-enabled discovery and high-throughput screening to accelerate the design and optimization of RNA editing therapeutics.

●	During the quarter, the Company announced a strategic partnership with Ginkgo Bioworks, providing access to Ginkgo’s autonomous laboratory infrastructure to enable high-throughput data generation. This capability is expected to increase the scale and speed of experimental data generation, supporting more efficient discovery timelines and improving predictive performance of ProQR’s AI models.
●	In addition, ProQR established an AI Advisory Board comprising leaders from industry and academia to support the Company’s AI strategy. The Advisory Board provides guidance on best practices, emerging technologies, and applications of AI in drug discovery, helping to further advance Axiomer-based innovation.

Board Nomination and Annual General Meeting

Dr. Lykke Hinsch Gylvin, Chief Medical Officer and Head of Global Medicine at Boehringer Ingelheim, has been nominated for appointment to the ProQR Board of Directors, subject to shareholder approval at the upcoming Annual General Meeting, scheduled for June 2, 2026. Dr. Hinsch Gylvin is a seasoned pharmaceutical executive with more than 20 years of global leadership experience spanning all phases of drug development in a broad range of therapeutic areas.

Summary of Anticipated Milestones

●	AX-0810 (NTCP) Phase 1 target engagement data in healthy volunteers, second quarter of 2026
●	IIT in pediatric biliary atresia in China, with initial data targeted for first half of 2027
●	AX-0811 (NTCP, next gen Axiomer) CTA filing in mid 2026, with initial data in healthy volunteers by year-end 2026
●	AX-0422 (IDUA) CTA filing in early 2027, with initial data in patients targeted for the first half of 2027
●	AX-2911(PNPLA3) FIH IIT in the first half of 2027
●	Continue to execute on Lilly collaboration, with potential data updates and milestone payments

Financial Highlights

At March 31, 2026, ProQR held cash and cash equivalents of approximately € 81.1 million, compared to € 92.4 million at December 31, 2025.

Net cash used in operating activities during the first quarter ended March 31, 2026 was
€ 11.1 million, compared to € 15.8 million used for the same period in 2025.

Research and development (R&D) costs for the quarter ended March 31, 2026 were € 11.8 million, compared to € 12.3 million for the same period last year.

General and administrative costs for the quarter ended March 31, 2026 were € 3.9 million, compared to € 3.2 million for the same period in 2025.

Net loss for the quarter ended March 31, 2026 was € 13.4 million, or € 0.13 per diluted share, compared to € 10.1 million, or € 0.10 per diluted share, for the same period in 2025.

For further financial information for the period ended March 31, 2026, please refer to our Q1 financial report filing available on our website, www.proqr.com under Financials and Filings.

About Axiomer™

ProQR is pioneering a next-generation RNA base editing technology called Axiomer™, which could potentially yield a new class of medicines for diverse types of diseases. Axiomer™ “Editing Oligonucleotides”, or EONs, mediate single nucleotide changes to RNA in a highly specific and targeted way using molecular machinery that is present in human cells called ADAR (Adenosine Deaminase Acting on RNA). Axiomer™ EONs are designed to recruit and direct endogenously expressed ADARs to change an Adenosine (A) to an Inosine (I) in the RNA – an Inosine is translated as a Guanosine (G) – correcting an RNA with a disease-causing mutation back to a normal (wild type) RNA, modulating protein expression, or altering a protein so that it will have a new function that helps prevent or treat disease.

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA therapies. ProQR is pioneering a next-generation RNA technology called Axiomer™, which uses a cell’s own editing machinery called ADAR to make specific single nucleotide edits in RNA to reverse a mutation or modulate protein expression and could potentially yield a new class of medicines for both rare and prevalent diseases with unmet need. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind.

Learn more about ProQR at www.proqr.com.

Forward Looking Statements

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “continue,” "anticipate," "believe," "could," "estimate," "expect," "goal," "intend," "look forward to", "may," "plan," "potential," "predict," "project," "should," "will," "would" and similar expressions. Such forward-looking statements include, but are not limited to, statements regarding our business, technology, strategy, preclinical and clinical model data; our initial pipeline targets and the upcoming strategic priorities and milestones related thereto; the continued advancement of our lead development pipeline programs, including ongoing and planned clinical trials; the ongoing Phase 1 clinical study of AX-0810 in NTCP for cholestatic diseases, including the anticipated timing of initial Phase 1 target engagement data from the first cohort of healthy volunteers in the second quarter of 2026; our expectations regarding the safety and therapeutic benefits of AX-0810, including the planned dosing levels and their efficacy; our ability to collaborate with investigators to execute and recruit for an investigator-initiated trial of AX-0810 in China in pediatric participants with biliary atresia and to generate meaningful data therefrom, including the anticipated timing of initial data readout in H1 2027; risks and uncertainties associated with conducting clinical trials in China, including evolving regulatory requirements; our pipeline targets, including the planned Phase 1 clinical trial of AX-0811 for cholestatic diseases; our ability to recruit for and complete a Phase 1 clinical trial for AX-0811, including the anticipated timing of a CTA filing in mid 2026 and initial data readout by year end 2026; the anticipated first-in-human study of AX-0422 targeting IDUA for Hurler syndrome, with a CTA filing expected in early 2027 and anticipated initial clinical data readout in H1 2027; the anticipated investigator-initiated study in China of AX-2911 targeting PNPLA3 for MASH in H1 2027; our expectations regarding clinical updates across multiple programs in 2026 and 2027; the therapeutic potential and development timeline regarding AX-0810, AX-0811, AX-0422, and AX-2911; the anticipated benefits from our partnership with Ginkgo Bioworks; the role and expected contributions of our AI Advisory Board; our participation at upcoming scientific conferences; the continued development and advancement of our Axiomer platform; the therapeutic potential of our Axiomer RNA editing oligonucleotides and product candidates; the timing, progress and results of our preclinical studies and other development and pipeline activities, including the release of data related thereto; our patent estate, including our anticipated strength and our continued investment in it, as well as the timing of our clinical development; the potential of our technologies and product candidates; the collaboration with Lilly and the intended benefits thereof, including timing for data updates, potential milestones, exercise of an option to expand targets and the receipt of an opt-in payment; our ability to selectively form new partnerships and enter into future collaborations; our financial position and cash-runway to fund our operations into mid 2027, and the anticipated changes to our Board composition, including the nomination of Dr. Lykke Hinsch Gylvin, subject to shareholder approval. Forward-looking statements are based on management's beliefs and assumptions and on information available to management only as of the date of this press release. Our actual results could differ materially from those expressed or implied by these forward-looking statements for many reasons, including, without limitation, the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our most recent annual report filed on Form 20-F. These risks and uncertainties include, among others, the cost, timing and results of preclinical studies and clinical trials and other development activities by us and our collaborative partners whose operations and activities may be slowed or halted due to shortage and pressure on supply chains and logistics in the global market, economic sanctions and international tariffs; the likelihood of our preclinical and clinical programs being initiated and executed on timelines provided and our reliance on our contract research organizations and predictability of timely enrollment of subjects and patients to advance our clinical trials and maintain their own operations; our reliance on contract manufacturers to supply materials for research and development and the risk of supply interruption from a contract manufacturer; the potential for future data to alter initial and preliminary results of early-stage clinical trials; the unpredictability of the duration and results of the regulatory review of applications or clearances that are necessary to initiate and continue to advance and progress our clinical programs; the ability to secure, maintain and realize the intended benefits of collaborations with partners, including the collaboration with

Lilly; the possible impairment of, inability to obtain, and costs to obtain intellectual property rights; possible safety or efficacy concerns that could emerge as new data are generated in research and development; general business, operational, financial and accounting risks, and risks related to litigation and disputes with third parties; and risks related to macroeconomic conditions and market volatility resulting from global economic developments, geopolitical events and conflicts, inflationary pressures, fluctuating interest rates, tariffs and potential for significant changes in U.S. policies and regulatory environment. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

ProQR Therapeutics N.V.

Investor and media contact:
Sarah Kiely
ProQR Therapeutics N.V.
T: +1 617 599 6228
skiely@proqr.com
or

Investor contact:

Peter Kelleher
LifeSci Advisors
T: +1 617 430 7579
pkelleher@lifesciadvisors.com

Financial Tables

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Financial Position

	March 31,	December 31,
	2026	2025
	€1,000	€1,000
Assets
Property, plant and equipment	12,052	12,630
Investments in financial assets	—	—
Non-current assets	12,052	12,630

Cash and cash equivalents	81,088	92,413
Trade and other receivables	4,404	6,800
Other taxes	1,490	913
Current assets	86,982	100,126
Total assets	99,034	112,756

Equity and liabilities
Equity
Equity attributable to owners of the Company	37,598	49,374
Total equity	37,598	49,374

Liabilities
Borrowings	—	—
Lease liabilities	9,071	9,547
Deferred income	17,307	21,394
Non-current liabilities	26,378	30,941

Borrowings	4,945	4,872
Lease liabilities	1,717	1,545
Derivative financial instruments	179	234
Trade payables	189	298
Deferred income	19,607	17,552
Other current liabilities	8,421	7,940
Current liabilities	35,058	32,441
Total liabilities	61,436	63,382

Total equity and liabilities	99,034	112,756

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income

(€ in thousands, except share and per share data)

	Three month period
	ended March 31,
	2026	2025
	€1,000	€1,000
Revenue	2,033	4,519

Other income	—	222

Research and development costs	(11,830)	(12,323)
General and administrative costs	(3,852)	(3,234)
Total operating costs	(15,682)	(15,557)

Operating result	(13,649)	(10,816)
Financial income and expense	212	455
Results related to financial liabilities measured at fair value through profit or loss	54	282

Result before corporate income taxes	(13,383)	(10,079)
Income taxes	—	—

Result for the period	(13,383)	(10,079)
Other comprehensive income (foreign exchange differences on foreign operation)	179	(371)

Total comprehensive loss	(13,204)	(10,450)

Result attributable to
Owners of the Company	(13,383)	(10,079)

Total comprehensive loss attributable to
Owners of the Company	(13,204)	(10,450)

Share information
Weighted average number of shares outstanding[1]	105,362,228	105,296,833

Earnings per share attributable to owners of the Company (Euro per share)
Basic loss per share[1]	(0.13)	(0.10)
Diluted loss per share[1]	(0.13)	(0.10)

1.	For these periods the potential exercise of share options is not included in the diluted earnings per share as the Company was loss-making. Due to the anti-dilutive nature of the outstanding options, basic and diluted earnings per share are equal.

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Changes in Equity

	Attributable to owners of the Company
	Number of shares	Share Capital	Share Premium	Equity settled Employee Benefit Reserve	Translation Reserve	Accumulated Deficit	Total Equity
		€1,000	€1,000	€1,000	€1,000	€1,000	€1,000
Balance at January 1, 2025	107,710,916	4,308	483,812	26,248	1,350	(427,158)	88,560
Result for the period	—	—	—	—	—	(10,079)	(10,079)
Other comprehensive income	—	—	—	—	(371)	—	(371)
Recognition of share-based payments	—	—	—	758	—	—	758
Treasury shares transferred	(130,436)	—	—	—	—	—	—
Share options lapsed	—	—	—	(826)	—	826	—
Share options exercised / RSUs vested	130,436	—	67	(180)	—	180	67

Balance at March 31, 2025	107,710,916	4,308	483,879	26,000	979	(436,231)	78,935

Balance at January 1, 2026	107,710,916	4,308	483,881	28,426	265	(467,506)	49,374
Result for the period	—	—	—	—	—	(13,383)	(13,383)
Other comprehensive income	—	—	—	—	179	—	179
Recognition of share-based payments	—	—	—	1,428	—	—	1,428
Treasury shares transferred	(1,091)	—	—	—	—	—	—
Share options lapsed	—	—	—	(1,994)	—	1,994	—
Share options exercised / RSUs vested	1,091	—	—	(1)	—	1	—

Balance at March 31, 2026	107,710,916	4,308	483,881	27,859	444	(478,894)	37,598

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Cash Flows

	Three month period
	ended March 31,
	2026	2025
	€1,000	€1,000
Cash flows from operating activities
Net result	(13,383)	(10,079)
Adjustments for:
— Other income	—	(222)
— Depreciation	694	678
— Share-based compensation	1,428	758
— Financial income and expenses	(259)	(508)
— Results related to financial liabilities measured at fair value through profit or loss	(54)	(282)
— Income tax expenses	—	—

Changes in working capital	109	(6,721)
Cash used in operations	(11,465)	(16,376)

Corporate income tax paid	—	—
Interest received	367	788
Interest paid	(47)	(210)

Net cash used in operating activities	(11,145)	(15,798)

Cash flow from investing activities
Purchases of property, plant and equipment	(164)	(224)

Net cash used in investing activities	(164)	(224)

Cash flow from financing activities
Proceeds from exercise of share options	—	67
Repayment of lease liability	(304)	(567)

Net cash used in financing activities	(304)	(500)

Net decrease in cash and cash equivalents	(11,613)	(16,522)

Currency effect cash and cash equivalents	288	(472)
Cash and cash equivalents at beginning of the period	92,413	149,408

Cash and cash equivalents at the end of the period	81,088	132,414